Mail Stop 3651

October 6, 2006

Via Fax and U.S. Mail

Mr. Robert V. Fasso
Chief Executive Officer and President
Central Freight Lines, Inc.
5601 West Waco Drive
Waco, Texas 76710

**RE:   Central Freight Lines, Inc.**
**Schedule 13E-3 filed on October 3, 2006**
**File No. 000-50485**

**Central Freight Lines, Inc.**
**Schedule 14A filed on October 3, 2006**
**File No. 000-50485**

Dear Mr. Fasso:

        We have reviewed your responses to the comments in our letter dated September 29, 2006 and have the following additional comments.  Please note that all page references below correspond to the marked version of your filing provided by counsel.

**Schedule 14A**

Position of NATL, Green, Mr. Fasso and the Affiliated Continuing Investors Regarding the Merger, page 37

1.  We note your supplemental response to prior comment 7 which sought additional information regarding the negotiations conducted, and decisions made, on behalf of the Children's Trust to remain as a shareholder of the surviving corporation. Your supplemental response suggests that Mr. Moyes' "interest in the Children's Trust remaining as a shareholder of the surviving corporation" was critical to the Trust's decision to remain a shareholder.  You further state that until recently "no commitment ha[d] been made by Mr. Moyes with respect to the Children's Trust remaining as a shareholder."  It is not clear whether your supplemental response refers to Mr. Moyes, acting on behalf of Central, NATL, or Children's Trust.  We re-issue our prior comment. Please expand your response and revise to clarify.

*       *       *

Please amend the Schedule 13E-3 and Schedule 14A in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information and file such letter as a correspondence on EDGAR.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Daniel Morris at (202) 551-3314 with any questions or you may reach me at (202) 551-3257.

Sincerely,

Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions